Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication was made available by Livongo Health, Inc. on LinkedIn on August 8, 2020.

Livongo 24,121 followers 13m On TO Ameritrade Network, Livorigo Chief Financial Officer Lee Shapiro discussed how Livongo and Teladoc Health's proposed merger will create the global leader in consumer centered virtual care and enable Members to manage their health on their terms. hittps://bit.ly/30XfGe More information: https://bit.ly/2DnarLF Livongo (LVDO) CFO Lee Shapiro On Merger With Teladoc (TDOC) | Market & Tdameritredentwork.com

The following communication was made available by Livongo Health, Inc. on Twitter on August 8, 2020.

Livongo @ Livongo . 42m On @TDANetwork, @Livongo CFO Lee Shapiro discussed how @Livongo and @ TeladocHealths Proposed merger will create the global leader in consumer centered virtual care and enable Members to manage their health on their terms. bit.ly/3kqXfGe More: bit.ly/2DnarLF Livongo CFO on Propoded Merger with Teladoc tdameritradenetwork.com

Transcript

Market on Close (TDA Network)

August 6, 2020

4:00pm ET

Oliver Renick (TDA Network)

Lee Shapiro (Livongo)

Oliver Renick:

Yvonne go. The chief financial officer Lee Shapiro is back with us leads. Great to have you here. You guys have really had an incredible story here for lack of a better term. I’ll say it’s not closing out, but definitely taking a different form as the acquisition of your company by Teladoc. One of the big stories this week, tell me what this means and what you want to do now as the company’s combined

Lee Shapiro:

Oliver, thanks so much. And it’s nice to be here. I recall that we first spoke right after we went public at the time that the Vango shares were at $26 a share. So I’m certainly some changes that have occurred in the first year, since we went public at the end of July of last year, but we couldn’t be more excited about this transaction because it allows our shareholders to benefit from a much larger platform and a growth opportunity to serve more individuals with chronic disease across not only the United States, but globally. This combination will create the undisputed leader in consumer centered virtual care, essentially allowing individuals the opportunity to manage their health on their terms to have health, meet them where they are and when they want health in their lives. And, and the important thing is, is that we’re enabling individuals to manage their care with connected devices, with advanced data science. And now with the combination with Teladoc using the connectivity, to bring individuals into a dialogue with providers, as well as to seek consultation with specialists and other solutions to better manage their mental health. And we think that this is something that not only our members will benefit from, but also the clients who are sponsoring care. And then of course our shareholders.

Oliver Renick:

So right now, uh, what you see on the details of the deal, this is going to be 1133, uh, for, uh, for each share. Um, it includes cash consideration, 18 of half a billion dollars total Lovango shares exchange for, uh, 0.59 and rounding Teladoc shares. So from this, uh, and the pricing of it, what are the expectations for the growth that you’re going to deliver within the Teladoc, uh, umbrella under it now, are there expectations that the growth you’ve posted so far are going to accelerate that you’ll be able to keep up what you’ve had during this period where so many people are focused on health

Lee Shapiro:

Oliver. At the time we announced the transaction very early yesterday morning, the value to our shareholders was calculated at roughly $159 per share. And that includes what you referred to as the $11 plus in cash per share. And there are great expectations that we have as a combined entity to deliver meaningful synergies, $100 million of revenue synergies by 2022 and 500 million on a run rate basis in 2025. And that comes principally from three major areas. First and foremost, our ability to cross sell offerings into each other’s client’s base second, leveraging their world-class platform to engage more members, Teladoc serves 70 million individuals in the U S. And so that gives us a great opportunity to reach out to those individuals who already qualify for Lovango offerings and be able to bring those solutions to them, expanding the number of individuals we have enrolled and improving the yield for the clients that we already serve. Secondly, we’ll have an opportunity to move into international markets. Teladoc has a fantastic footprint there, and we are very excited about serving the global fortune 500 companies that we already work with bringing Lovango solutions to their teams worldwide. And then finally, when you look at the opportunities that we have to manage chronic care, we both have a desire to continue to expand our offerings in ways that will allow us to serve ever more individuals. And so those are some of the key benefits that we see coming forward from this great merger,

Oliver Renick:

Your specialty I’ll call it, uh, and a primary market, at least from the start was diabetes patients. Um, and I think that’s what many associated Lovango with still what’s the next. And what’s the most immediate market that upon the combination, uh, with Teladoc will become available to you. What makes most sense in terms of a certain category of patients or ailment that ports over very easily to either your hardware or the software that you’re running, et cetera,

Lee Shapiro:

Rate crest question Oliver. So remember that in diabetes and hypertension alone in the United States, Lavonne 47 blade hours, and over the years intimate, including diabetes and hypertension, but also weight management, prediabetes solutions and behavioral health, allowing individuals to address some of the common reasons why they may be facing some of the challenges that they face in their lives and expanding that offering broadly, we see more opportunities to expand with cardio-metabolic offerings. We’ve announced that we will be bringing out a, an offering to help individuals better manage their cholesterol. And we think that there are other chronic conditions that we’re uniquely positioned to serve as a combined entity. Teladoc has a great network already of nutritionists that we think will be a wonderful add on to what we do. We think that our certified diabetes educators who are working with our members today will be a compliment to their offering. And of course, the general practitioners and specialists on the Teladoc network will be one that you can see transitions of care, moving individuals from basically managing on their own to getting help when they need it. By connecting through Teladoc, to all the great resources they offer.

Oliver Renick:

Is the hardware that’s used right now for diabetes patients through Livongo, going to work with other diseases, other ailments, is it easy to say, okay, that you’re gonna use the same devices, or are you going to have to make new ones? You’re gonna have to build out new, actual physical, uh, devices.

Lee Shapiro:

So we think that the offerings we have today cover a fairly broad waterfront, as I mentioned of cardio metabolic conditions, okay. We provide connected blood glucose, meters, connected blood pressure, cuffs, connected weight scales. All the data goes to the cloud where we’re able to utilize it in what we call our AI plus AI engine, where we aggregate, interpret, and then apply that information and providing the type of guidance that you need to manage your health on a personalized basis. That all feeds a learning loop. When we iterate on the information that we get back from our members to provide an ever improving process, our belief is that with Teladoc, as we serve individuals with additional conditions, we’ll look to ingest data from multiple devices that are connected and to be able to use third party solutions that will feed our data engine. We do that in a meaningful way today with continuous glucose monitors, with activity trackers, we do it with other solutions that individuals are using to manage their health. And we think that gives us a very broad perspective and probably the largest database on individuals through this connected consumer centered virtual care model.

Oliver Renick:

Very cool. And looking forward to watching the combination happen Lee. Thanks for being with us here. It’s been pleasure covering the success of the company since you guys have gone public. Thanks for coming back.

Lee Shapiro:

Thanks so much for having us Oliver. Good to see you.

Oliver Renick:

Thank you. Lee is the chief financial officer at Lovango. What a fast and fun story public in July of last year. Then after a 250% run getting bought out during a global pandemic, what a story.

* * *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.